OMV Investor News

February 12, 2009

OMV awarded new exploration license in Norway

- Position in E&P core region Northwestern Europe further strengthened
- OMV now has a total of seven offshore licenses in Norway
- Investments have proven strong commitment to the region

Today, OMV, the leading energy group in the European growth belt has been awarded one additional offshore exploration license in Norway. The new license PL 517 is located in the Barents Sea, and will be operated by OMV (Norge) AS in a Joint Venture with Sagex Petroleum Norge AS. The license was awarded by the Norwegian Ministry of Petroleum and Energy in the course of the APA (Awards in Predefined Areas) 2008 round. OMV now has interests in seven licenses in Norway.

Helmut Langanger, OMV Executive Board member, responsible for Exploration and Production, stated: "With our new exploration license we are well on track to build a position as an exploration operator in Norway. Recent investments, high quality standards and a strong commitment to the region have proven that OMV is one of the most sustainable companies in the business, operating with a clear strategy for further developments".

A total of seven licenses have been awarded to OMV over the last two years through licensing rounds and farm-ins. The newly awarded license PL 517 in the Barents Sea will be operated by OMV (60%) with Sagex Petroleum Norge AS (40%) as partner. As part of the work programme, the joint venture will acquire 3D seismic over the license area. OMV now operates three licenses in the Barents Sea, one of the prime growth regions on the Northwest European Continental Shelf. The Barents Sea offers a challenging operating environment, which requires the use of leading edge technology through the whole upstream lifecycle.

Norway will continue to play an important role in the core region Northwest Europe for the OMV Exploration and Production business segment.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand

and Russia/Caspian region. OMV's current daily production volume is approximately 316,000 boe/d and the Company's proven reserves at the end of 2007 were approximately 1.22 bn boe.


PL 439
PL 449
PL 517
Hammerfest
Barents Sea
RUSSIA
Norwegian Sea
PL 430
PL 471
FAROE ISL.
SWEDEN
FINLAND
PL 446
N
OSLO
HELSINKI
NORWAY
Stavanger
STOCKHOLM
NEW ASSET
EXISTING ASSET
UK
PL 301CS
500
Kilometers

Background information:

OMV in Norway
Norway is the seventh largest oil-producing nation and the third largest oil exporter in the world. OMV (Norge) AS is a wholly owned subsidiary of OMV Exploration & Production GmbH, established in 2005 and headquartered in Stavanger. OMV (Norge) AS currently has interests in seven licenses: three in the Barents Sea, two in the Norwegian Sea and two in the North Sea; five licences are operated by OMV.

OMV Aktiengesellschaft
With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a market capitalization of approximately EUR 7 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d in 2007 and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – December and Q4 2008 on February 25, 2009

END

Move & More. OMV